PRELUDE THERAPEUTICS INCORPORATED

175 Innovation Boulevard

Wilmington, Delaware 19805

May 3, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Alan Campbell

Re:	Prelude Therapeutics Incorporated (the “Registrant”), Registration Statement on Form S-3 (File No. 333-277123) filed February 16, 2024.

Ladies and Gentlemen:

Reference is made to our letter, filed with the Securities and Exchange Commission (the “Commission”) as correspondence via EDGAR on May 1, 2024 in which we requested the effective date of the above-captioned Registration Statement on Form S-3 be accelerated so that it would be declared effective at 4:30 PM, Eastern Time, on May 3, 2024, or as soon as thereafter practicable.

The purpose of this letter is to memorialize our conversations with the Commission in which we advised that we are not seeking effectiveness of the above-captioned Registration Statement on Form S-3 at the above requested time and that we intend to resubmit our request for acceleration of effectiveness at a later date.

We hereby formally withdraw our request for acceleration of the effective date at 4:30 PM, Eastern Time, on May 3, 2024.

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Sincerely,

Prelude Therapeutics Incorporated

By:	/s/ Bryant Lim
Bryant Lim
Chief Legal Officer, Corporate Secretary, and Interim Chief Financial Officer

cc:	Kris Vaddi, Chief Executive Officer

Prelude Therapeutics Incorporated

Robert Freedman, Esq.

Julia Forbess, Esq.

Fenwick & West LLP